

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288   Fax (852) 2845 9005
gsd@jardines.com

**Group Secretariat**

31st July 2002



02049210

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs

<u>Dairy Farm International Holdings Limited ("DFIH")</u>

In accordance with the requirements under the listing rules of the UK Listing Authority, the UK Listing Authority has today been notified on behalf of DFIH, of which Mr Ronald J Floto is a Director, of the following Director's share transaction:

| Name of Director | Nature of Transaction | Date of Transaction | No. of Shares Acquired | Price Per Share |
|---|---|---|---|---|
| Ronald J Floto | Acquisition of DFIH ordinary shares | 31/07/2002 | +29,700 | US$0.8400 |

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

PROCESSED
AUG 2 1 2002
THOMSON
FINANCIAL